

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 22, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Mathias Barton
Chief Financial Officer
3400 East Walnut Street
Colmar, Pennsylvania 18915

> **Re:** **Dorman Products, Inc.**
> **Form 10-K for the year ended December 27, 2008**
> **Filed March 6, 2009**
> **File No. 000-18914**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2009**
> **File No. 000-18914**

Dear Mr. Barton:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(215) 997-6031